SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549


                              --------------------


                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996      Commission File Number 33-46530


                              --------------------


                       THE FINOVA GROUP INC. SAVINGS PLAN
                 (Full title of the plan and the address of the
            plan, if different from that of the issuer named below.)


                              THE FINOVA GROUP INC.
                     (Name of the issuer of securities held
                             pursuant to the plan.)


                      1850 N. Central Avenue, P.O. Box 2209
                          Phoenix, Arizona 85002 - 2209
                  (Address of its principal executive office.)

                       THE FINOVA GROUP INC. SAVINGS PLAN
                                TABLE OF CONTENTS


FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         Financial Statements
                                                                                                       Page(s)
                                                                                                       -------
                  Independent Auditors' Report                                                            1

                  Statements of Net Assets Available for
                   Benefits - December 31, 1996 and 1995                                                  2

                  Statements of Changes in Net Assets Available for
                    Benefits - for the Years Ended December 31, 1996
                    and 1995                                                                              3

                  Notes to Financial Statements                                                         4 - 15

                  Supplemental Schedules                                                               16 - 18

         Signatures                                                                                       19

         Exhibits                                                                                      20 - 21

INDEPENDENT AUDITORS' REPORT

To The Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Phoenix, Arizona


We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 16 through 18 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
-------------------------

Phoenix, Arizona
June 13, 1997

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                              DECEMBER 31,
                                                       -------------------------

ASSETS                                                    1996          1995
                                                       -----------   -----------
 INVESTMENTS, at fair value:
  Shares of registered investment companies:
   Vanguard Windsor Fund                               $ 5,905,925   $ 4,183,368
   T. Rowe Price New America Growth Fund                 4,191,898     2,829,623
   T. Rowe Price Stable Value Common Trust Fund          4,112,435     3,827,925
   T. Rowe Price Growth & Income Fund                    4,101,553     2,900,165
   T. Rowe Price Equity Index Fund                       2,488,632     1,520,603
   T. Rowe Price International Stock Fund                2,483,778     1,738,284
   T. Rowe Price Spectrum Income Fund                    1,378,185     1,213,836
   T. Rowe Price Prime Reserve Fund                      1,228,952       897,025
   Vanguard Bond Index Fund                                752,477       596,583
   T. Rowe Price Small-CAP Value Fund                      568,433          --
   T. Rowe Price International Bond Fund                    47,079          --

 Common Stock:
   The FINOVA Group Inc. Common Stock                    5,281,449     3,204,812
   Bell Atlantic Common Stock                            4,577,088     6,064,839
   VIAD Corp Common Stock                                  765,003     1,734,072
   The Dial Corporation Common Stock                       687,301          --
   U. S. Bancorp Common Stock                               83,331        81,239

 Participant notes receivable                            1,356,505     1,232,142
                                                       -----------   -----------
     Total investments                                  40,010,024    32,024,516
                                                       -----------   -----------

CONTRIBUTIONS RECEIVABLE                                   134,305       139,876

DIVIDENDS RECEIVABLE                                        28,186        24,958

CASH                                                        78,407         6,225
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $40,250,922   $32,195,575
                                                       ===========   ===========

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

ADDITIONS:                                                                            1996           1995
                                                                                   -----------   -----------
  Contributions:
  Employee wage reductions                                                         $ 3,708,922   $ 3,173,056
  Employer                                                                           1,188,595       993,722
  After-tax employee deductions                                                        161,015       156,714
                                                                                   -----------   -----------
     Total contributions                                                             5,058,532     4,323,492
                                                                                   -----------   -----------

 Rollover deposits                                                                     749,118       909,356
 Investment income:
   Dividends and interest income                                                     2,221,340     1,716,378
   Net appreciation in fair value of investments                                     3,321,578     5,311,186
                                                                                   -----------   -----------
     Total investment income                                                         5,542,918     7,027,564
                                                                                   -----------   -----------

     Total additions                                                                11,350,568    12,260,412
                                                                                   -----------   -----------

DEDUCTIONS - distributions to participants                                           3,295,221     2,739,093


NET INCREASE                                                                         8,055,347     9,521,319

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                                                32,195,575    22,674,256
                                                                                   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   End of year                                                                     $40,250,922   $32,195,575
                                                                                   ===========   ===========

                        See Notes to Financial Statements

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


1.       DESCRIPTION OF THE PLAN

         The following brief description of The FINOVA Group Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         a. General - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA")(formerly GFC Financial Corporation) by The Dial Corp ("TDC"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996; after-tax contributions are not allowed after December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. Investment Programs - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. Except as noted below, the Plan offers participants the following funds in which to invest pre-tax, after-tax and rollover deposits. All dividends or income generated by the following funds will be reinvested, except as noted below.

                  (1) Vanguard Windsor Fund - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks.

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                  (2) T. Rowe Price New America Growth Fund - This managed fund invests primarily in the common stock of United States growth companies which operate in service industries. The fair value of the fund is dependent on the market value of the stocks.

                  (3) T. Rowe Price Stable Value Common Trust Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments. The fair value of the fund approximates contract value. Interest rates for the fund's underlying investment contracts range from 4.75% to 9.88% at December 31, 1996, allowing for a blended rate of return for the fund for 1996 of 6.28%.

                  (4) T. Rowe Price Growth & Income Fund - This managed fund invests primarily in the common stock of companies with prospects for appreciation and increasing dividends. The fair value of the fund is dependent on the market value of the stocks.

                  (5) T. Rowe Price Equity Index Fund - This managed fund invests in the common stock of other companies. The fair value of the fund is dependent on the market value of the stocks.

                  (6) T. Rowe Price International Stock Fund - This managed fund invests primarily in the common stock of established companies outside the United States. The fair value of the fund is dependent on the market value of the stocks.

                  (7) T. Rowe Price Spectrum Income Fund - This managed fund invests primarily in a diversified group of T. Rowe Price mutual funds which, in turn, invest principally in fixed income securities. The fair value of the fund is dependent on the market value of the invested funds.

                  (8) T. Rowe Price Prime Reserve Fund - This managed fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates. The fair value of the fund is the cost basis of the investment.

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                  (9) Vanguard Bond Index Fund - This managed fund invests in U.S. government and corporate bonds and mortgage-backed securities, which earn income based on interest rates. The fair value of the fund is dependent on the market value of the investments.

                  (10) T. Rowe Price Small-CAP Value Fund - This managed fund invests primarily in the common stock of companies with a market value of $500 million or less that appear undervalued by various measures, such as price/earnings or price/book value ratios. The fair market value of the fund is dependent on the market value of the stocks.

                  (11) T. Rowe Price International Bond Fund - This managed fund invests outside the U.S. in a diversified portfolio of non dollar-denominated government and corporate bonds with primarily high-quality credit ratings. The fair value of the fund is dependent on the market value of the investments.

                  (12) The FINOVA Group Inc. Common Stock - Funds are invested in the common stock of FINOVA. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (13) Bell Atlantic Common Stock - Funds are invested in the common stock of Bell Atlantic Corporation. Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (14) Viad Corporation (formerly The Dial Corp) Common Stock - Funds are invested in the common stock of Viad Corp ("VIAD"). Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (15) The Dial Corporation Common Stock - Funds are invested in the common stock of The Dial Corporation ("Dial"). On August 15, 1996, Dial was spun off from VIAD. Each Dial shareholder received a dividend of one share of Dial common stock for each share of VIAD common stock. Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                           investment elections. The fair market value of this stock is dependent upon the fluctuations in its market value.

                  (16) U.S. Bancorp Common Stock - This fund is invested in the common stock of U.S. Bancorp. Participants are not permitted to make new investments in this stock and have until December 31, 1997 to liquidate their holdings. Any dividends paid on this stock will be reinvested in accordance with the participants' current investment elections. The fair value of this stock is dependent upon the fluctuations in its market value.

                  (17)     Participant   Notes  Receivable  -  The  Plan  allows
                           participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments is reinvested according to the participants' current investment elections.

         c. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation ("as defined"). The first 6% of wage reductions must be made on a pre-tax basis. Through December 31, 1996 employees were able to elect an after-tax contribution equal to the difference between their pre-tax contributions and 15%. Beginning January 1, 1997, after-tax contributions are not allowed.

                  The Company's matching contributions begin for employees participating in the Plan on the anniversary of their first year of employment. The matching contributions are based on employee pre-tax salary reductions to the Plan, up to a maximum of 100% of the first 6% of salary reduction. The first 3% of the Company's matching contributions are invested in FINOVA's common stock to be held in FINOVA's Employee Stock Ownership Plan ("ESOP"). The remaining 3% can be invested in any of the Plan's qualified investments, including FINOVA common stock.

                  No employer contributions are made based on after-tax contributions. The Company's contributions are at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

         d. Distributions - Distributions of Plan assets primarily occur from participant termination from the Company, financial hardship, disablement, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

         e. Vesting - Contributions to the Plan are 100% vested and nonforfeitable at all times.

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------


         f. Participant Accounts - For each participant, various accounts are maintained to record employee pre-tax wage reductions, after-tax employee deductions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

         g. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. Expenses of maintaining the Plan were paid by the Company in 1996 and 1995, at the Company's option.

         h. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

         b. Investment Value and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         c.       Payment of Benefits - Benefits are recorded when paid.

         d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.       CHANGES IN NET ASSETS BY FUND

         The following tables represent the changes in net assets available for benefits by investment fund for the years ended December 31, 1996 and 1995:

                                                                           THE FINOVA GROUP INC. SAVINGS PLAN

                                               -------------------------------------------------------------------------------------
                                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                                            FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                           T. Rowe Price
                                                            ------------------------------------------------------------------------
                                                 Vanguard   New America               Growth &     Equity  International  Spectrum
                                                  Windsor     Growth   Stable Value    Income      Index       Stock       Income
                                                   Fund        Fund        Fund         Fund        Fund        Fund        Fund
                                               -------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
     Employee wage reductions                  $   637,089 $   494,614 $   377,062  $   468,476 $   409,421 $   327,146 $   149,887
     Employer Contributions                        205,311     147,469     137,895      153,273     139,145     107,101      54,483
     After-tax employee deductions                  20,988      18,308      24,005       17,268      17,091      26,031       4,566
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------
      Total contributions                          863,388     660,391     538,962      639,017     565,657     460,278     208,936
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------

  Transfer of Assets from VIAD spin-off of Dial          -           -           -            -           -           -           -
  Rollover deposits                                 66,739      68,967     199,972       84,066      51,813      51,932      10,100
  Loan payments                                     64,946      63,255      78,284       55,003      43,768      40,052      20,190
  Investment income:
    Dividends and interest income                  568,797     352,492     239,464      244,123      80,956      66,759     103,326
    Net investment appreciation/(depreciation)     645,216     303,761           -      590,491     338,703     257,243      (1,039)
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------
     Total investment income                     1,214,013     656,253     239,464      834,614     419,659     324,002     102,287
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------
     Total additions                             2,209,086   1,448,866   1,056,682    1,612,700   1,080,897     876,264     341,513
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------

DEDUCTIONS:
  Distribution to participants                     391,685     428,549     417,792      381,748     123,347     227,453     156,844
  New loans                                        125,649      77,820      61,941       62,600      64,845      47,441      20,802
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------
     Total deductions                              517,334     506,369     479,733      444,348     188,192     274,894     177,646
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------

INTERFUND TRANSFERS                                 30,805     419,778    (292,439)      33,036      75,324     144,124         482
                                               ----------- ----------- -----------  ----------- ----------- ----------- -----------

NET INCREASE                                     1,722,557   1,362,275     284,510    1,201,388     968,029     745,494     164,349
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                    4,183,368   2,829,623   3,827,925    2,900,165   1,520,603   1,738,284   1,213,836

NET ASSETS AVAILABLE FOR                       ----------- ----------- -----------  ----------- ----------- ----------- -----------
  BENEFITS, end of year                        $ 5,905,925 $ 4,191,898 $ 4,112,435  $ 4,101,553 $ 2,488,632 $ 2,483,778 $ 1,378,185
                                               =========== =========== ===========  =========== =========== =========== ===========

                                                                              THE FINOVA GROUP INC. SAVINGS PLAN

                                               -------------------------------------------------------------------------------------
                                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                                                          FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                T. Rowe Price
                                               T. Rowe Price Vanguard     ----------------------- The FINOVA    Bell         Viad
                                                   Prime       Bond       Small-CAP International Group Inc.  Atlantic       Corp
                                                  Reserve      Index        Value       Bond       Common      Common       Common
                                                   Fund        Fund         Fund        Fund        Stock       Stock        Stock
                                               -------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
     Employee wage reductions                  $   104,582 $   134,364  $    91,825 $    13,592 $   506,435 $         0  $        0
     Employer Contributions                         16,991      47,944       22,366       1,077     155,540           -           -
     After-tax employee deductions                   2,892       6,789        4,295         409      18,373           -           -
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------
      Total contributions                          124,465     189,097      118,486      15,078     680,348           -           -
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------

  Transfer of Assets from VIAD spin-off of Dial          -           -            -           -           -           -    (665,431)
  Rollover deposits                                  9,058       8,531       28,302      18,158     151,480           -           -
  Loan payments                                     21,707      19,190       19,795         256      96,590           -          88
  Investment income:
    Dividends and interest income                   42,559      45,794       28,039       2,186      67,158     234,912      31,069
    Net investment appreciation/(depreciation)           -     (18,890)      54,472         867   1,256,452    (187,586)    (20,725)
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------
     Total investment income                        42,559      26,904       82,511       3,053   1,323,610      47,326      10,344
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------
     Total additions                               197,789     243,722      249,094      36,545   2,252,028      47,326    (654,999)
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------

DEDUCTIONS:
  Distribution to participants                      74,427      40,114       49,189         418     226,675     539,255      78,325
  New loans                                         21,820      14,544       10,442       1,191      99,758      46,704       2,906
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------
     Total deductions                               96,247      54,658       59,631       1,609     326,433     585,959      81,231
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------

INTERFUND TRANSFERS                                230,385     (33,170)     378,970      12,143     151,042    (949,118)   (232,839)
                                               ----------- -----------  ----------- ----------- ----------- -----------  ----------

NET INCREASE                                       331,927     155,894      568,433      47,079   2,076,637  (1,487,751)   (969,069)
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                      897,025     596,583            -           -   3,204,812   6,064,839   1,734,072

NET ASSETS AVAILABLE FOR                       ----------- -----------  ----------- ----------- ----------- -----------  ----------
  BENEFITS, end of year                        $ 1,228,952 $   752,477  $   568,433 $    47,079 $ 5,281,449 $ 4,577,088  $  765,003
                                               =========== ===========  =========== =========== =========== ===========  ==========

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                           The Dial       U.S.
                                                          Corporation    Bancorp
                                                            Common       Common        Plan
                                                             Stock        Stock       Account       Total
                                                          --------------------------------------------------
ADDITIONS:
  Contributions:
     Employee wage reductions                             $         0  $         0  ($    5,571) $ 3,708,922
     Employer Contributions                                         -            -            -    1,188,595
     After-tax employee deductions                                  -            -            -      161,015
                                                          -----------  -----------  -----------  -----------
      Total contributions                                           -            -       (5,571)   5,058,532
                                                          -----------  -----------  -----------  -----------

  Transfer of Assets from VIAD spin-off of Dial               665,431            -
  Rollover deposits                                                 -            -            -      749,118
  Loan payments                                                     -            -     (523,124)           -
  Investment income:                                                                                       -
    Dividends and interest income                               4,244        2,608      106,854    2,221,340
    Net investment appreciation/(depreciation)                 79,541       23,072            -    3,321,578
                                                          -----------  -----------  -----------  -----------
     Total investment income                                   83,785       25,680      106,854    5,542,918
                                                          -----------  -----------  -----------  -----------
     Total additions                                          749,216       25,680     (421,841)  11,350,568
                                                          -----------  -----------  -----------  -----------

DEDUCTIONS:
  Distribution to participants                                 25,670       16,592      117,138    3,295,221
  New loans                                                         -        2,536     (660,999)           -
                                                          -----------  -----------  -----------  -----------
     Total deductions                                          25,670       19,128     (543,861)   3,295,221
                                                          -----------  -----------  -----------  -----------

INTERFUND TRANSFERS                                           (36,245)      (4,460)      72,182            -
                                                          -----------  -----------  -----------  -----------

NET INCREASE                                                  687,301        2,092      194,202    8,055,347
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                                       -       81,239    1,403,201   32,195,575

NET ASSETS AVAILABLE FOR                                  -----------  -----------  -----------  -----------
  BENEFITS, end of year                                   $   687,301  $    83,331  $ 1,597,403  $40,250,922
                                                          ===========  ===========  ===========  ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                T. Rowe Price
                                               ----------------------------------------------------------------------------
                                      Vanguard New America            Growth &    Equity International Spectrum    Prime
                                      Windsor    Growth   Stable Value Income     Index      Stock     Income     Reserve
                                       Fund       Fund       Fund       Fund       Fund       Fund       Fund       Fund
                                    ---------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions        $  545,629 $  354,696 $  444,572 $  379,238 $  303,641 $  306,560 $  146,148 $  104,136
    Employer Contributions             166,950    113,586    154,814    124,914     92,688     99,665     51,047     44,174
    After-tax employee deductions       16,734     18,553     19,443     10,317     16,237     30,464     12,110      3,202
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total contributions              729,313    486,835    618,829    514,469    412,566    436,689    209,305    151,512
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  Rollover deposits                    169,056    156,763     91,557    111,859     66,324     84,714     14,640     20,613
  Loan payments                         46,454     67,080     59,485     35,673     24,558     31,054     12,522     16,590
  Investment income:
    Dividends and interest income      472,066    135,417    222,320    159,466     56,184     52,335     75,280     40,954
    Net investment appreciation        363,102    566,078          -    434,220    280,558    117,229    107,560          -
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total investment income          835,168    701,495    222,320    593,686    336,742    169,564    182,840     40,954
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total additions                1,779,991  1,412,173    992,191  1,255,687    840,190    722,021    419,307    229,669
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

DEDUCTIONS:
  Distribution to participants         106,575    212,140    539,722    233,089     11,096    116,227     80,535     11,951
  New loans                             84,911    125,047    128,063     51,458     63,711     58,341     37,696     11,780
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
      Total deductions                 191,486    337,187    667,785    284,547     74,807    174,568    118,231     23,731
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

INTERFUND TRANSFERS                     99,677    411,662    254,196    309,037     63,284     97,314     48,180     65,210
                                    ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

NET INCREASE                         1,688,182  1,486,648    578,602  1,280,177    828,667    644,767    349,256    271,148
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year        2,495,186  1,342,975  3,249,323  1,619,988    691,936  1,093,517    864,580    625,877

NET ASSETS AVAILABLE FOR            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  BENEFITS, end of year             $4,183,368 $2,829,623 $3,827,925 $2,900,165 $1,520,603 $1,738,284 $1,213,836 $  897,025
                                    ========== ========== ========== ========== ========== ========== ========== ==========

                       THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                      Vanguard    The FINOVA    Bell          U.S.       VIAD
                                        Bond      Group Inc.  Atlantic      Bancorp      Corp
                                       Index        Common     Common       Common      Common         Plan
                                        Fund         Stock      Stock        Stock       Stock        Account       Total
                                    ----------------------------------------------------------------------------------------
ADDITIONS:
  Contributions:
    Employee wage reductions        $   124,332  $   374,676 $         0  $         0  $         0  $    89,428  $ 3,173,056
    Employer Contributions               42,855      103,029           -            -            -            -      993,722
    After-tax employee deductions         6,800       22,854           -            -            -            -      156,714
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------
      Total contributions               173,987      500,559           -            -            -       89,428    4,323,492
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------

  Rollover deposits                      38,632      155,198           -            -            -            -      909,356
  Loan payments                          12,361       31,215           -            -           13     (337,005)           -
  Investment income:
    Dividends and interest income        33,924       42,026     315,649        2,989       42,008       65,760    1,716,378
    Net investment appreciation          49,566      985,251   1,840,487       30,166      536,969            -    5,311,186
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------
      Total investment income            83,490    1,027,277   2,156,136       33,155      578,977       65,760    7,027,564
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------
      Total additions                   308,470    1,714,249   2,156,136       33,155      578,990     (181,817)  12,260,412
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------

DEDUCTIONS:
  Distribution to participants            7,054      181,949   1,035,769            -       77,693      125,293    2,739,093
  New loans                              26,308       79,197      83,201        7,857        2,987     (760,557)           -
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------
      Total deductions                   33,362      261,146   1,118,970        7,857       80,680     (635,264)   2,739,093
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------

INTERFUND TRANSFERS                     (12,234)     407,448  (1,444,458)     (25,706)    (234,600)     (39,010)           -
                                    -----------  ----------- -----------  -----------  -----------  -----------  -----------

NET INCREASE                            262,874    1,860,551    (407,292)        (408)     263,710      414,437    9,521,319
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year           333,709    1,344,261   6,472,131       81,647    1,470,362      988,764   22,674,256

NET ASSETS AVAILABLE FOR            -----------  ----------- -----------  -----------  -----------  -----------  -----------
  BENEFITS, end of year             $   596,583  $ 3,204,812 $ 6,064,839  $    81,239  $ 1,734,072  $ 1,403,201  $32,195,575
                                    ===========  =========== ===========  ===========  ===========  ===========  ===========

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

4.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

5.       FEDERAL INCOME TAX STATUS

         The Plan has received a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1996

Item 27a - Schedule of Assets Held for Investment Purposes

              Column B                                  Column C                       Column D        Column E
-------------------------------------- -------------------------------------------- --------------- ----------------
                                           Description of Investment Including
 Identity of Issue, Borrower, Lessor     Collateral, Rate of Interest, Maturity                      Current Value
          or Similar Party                     Date, Par or Maturity Value               Cost
-------------------------------------- -------------------------------------------- --------------- ----------------
Vanguard Windsor Fund                  Common Stock Fund (355,993 shares)             $  5,106,720     $  5,905,925
T. Rowe Price New America
 Growth Fund                           Common Stock Fund (109,249 shares)                3,547,212        4,191,898
T. Rowe Price Stable Value
 Common Trust Fund                     GIC Fund  (4,112,435  shares)                     4,112,435        4,112,435
T. Rowe Price Growth & Income Fund     Common Stock Fund (181,244 shares)                3,272,335        4,101,553
T. Rowe Price Equity Index Fund        Common Stock Fund (122,352 shares)                1,936,197        2,488,632
T. Rowe Price International
 Stock Fund                            Common Stock Fund (179,984 shares)                2,230,634        2,483,778
T. Rowe Price Spectrum
 Income Fund                           Bond Fund (123,052 shares)                        1,316,549        1,378,185
T. Rowe Price Prime Reserve Fund       Money Market Fund (1,228,952 shares)              1,228,952        1,228,952
Vanguard Bond Index Fund               Bond Fund (76,471 shares)                           745,663          752,477
T. Rowe Price Small-CAP Value Fund     Common Stock Fund (29,061 shares)                   516,860          568,433
T. Rowe Price International
 Bond Fund                             Bond Fund (4,501 shares)                             46,201           47,079
The FINOVA Group Inc.
 Common Stock                          Common Stock (82,202 shares)                      3,246,373        5,281,449
Bell Atlantic Common Stock             Common Stock (70,689 shares)                      3,433,365        4,577,088
Viad Corp Common Stock                 Common Stock (46,718 shares)                        484,526          765,003
The Dial Corporation Common
 Stock                                 Common Stock (46,597shares)                         430,029          687,301
U.S. Bancorp Common Stock              Common Stock (1,854 shares)                          39,490           83,331
Participant Notes Receivable           Participant Loans (rate of interest
                                       6% to 11.5%), maturing in 1997 to 2021            1,356,505        1,356,505
                                                                                    --------------   --------------

                                                                                     $  33,050,046    $  40,010,024
                                                                                     =============    =============

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1996

Item 27d - Schedule of Reportable Transactions

      Column A              Column B          Column C      Column D       Column G      Column H       Column I
---------------------- -------------------- ------------- -------------- ------------- -------------- --------------
                                                                                          Current
                                                                                         Value of
                                                                                         Asset on
  Identity of Party      Description of       Purchase    Selling Price    Cost of      Transaction     Net Gain/
      Involved                Asset            Price                        Asset          Date          (Loss)
---------------------- -------------------- ------------- -------------- ------------- -------------- --------------
Series of
 Transactions:

   Vanguard Windsor
      Fund             Common Stock           $             $785,256        $697,645        $785,256       $87,611
                        Fund
    Vanguard
      Windsor Fund     Common Stock           1,862,597                                    1,862,597
                        Fund
   T. Rowe Price
      Stable Value                                         1,023,819       1,023,819       1,023,819
      Fund             GIC Fund
   T. Rowe Price
        Stable Value
        Fund           GIC Fund                1,308,329                                   1,308,329
  The FINOVA Group
      Inc.
      Common           Common                                601,146         356,526         601,146       244,620
      Stock             Stock
  The FINOVA
      Group Inc.
      Common           Common                  1,421,331                                   1,421,331
      Stock             Stock
  Bell Atlantic
       Common          Common                              1,535,077       1,010,417       1,535,077       524,660
       Stock            Stock

                       THE FINOVA GROUP INC. SAVINGS PLAN
--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 1996

Item 27d - Schedule of Reportable Transactions (continued)

      Column A              Column B          Column C      Column D       Column G      Column H       Column I
---------------------- -------------------- ------------- -------------- ------------- -------------- --------------
                                                                                          Current
                                                                                         Value of
                                                                                         Asset on
  Identity of Party      Description of       Purchase    Selling Price    Cost of      Transaction     Net Gain/
      Involved                Asset            Price                        Asset          Date          (Loss)
---------------------- -------------------- ------------- -------------- ------------- -------------- --------------
Series of  Transactions (continued):

  T. Rowe Price
     Growth  &         Common Stock
     Income Fund        Fund                  $             $608,933        $472,881         $608,933      $136,052
  T. Rowe Price
     Growth  &         Common Stock
     Income Fund        Fund                  1,219,830                                     1,219,830
  T. Rowe Price New
     America Growth    Common Stock Fund
     Fund                                                   644,928          466,673          644,928       178,255
  T. Rowe Price New
     America Growth    Common Stock Fund
     Fund                                     1,703,442                                     1,703,442

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     THE FINOVA GROUP INC. SAVINGS PLAN





Dated:      June 20, 1997                    Signature:                  /s/   William C. Roche
                                                       ----------------------------------------------------
                                                           William C. Roche
                                                           Senior Vice President - Human Resources




Dated:      June 20, 1997                    Signature:                 /s/   Bruno A. Marszowski
                                                       ----------------------------------------------------
                                                        Bruno A. Marszowski
                                                        Senior Vice President - Controller and Chief
                                                        Financial Officer

                       THE FINOVA GROUP INC. SAVINGS PLAN
                         COMMISSION FILE NUMBER 33-46530

                                  EXHIBIT INDEX

                                                                                                       Page No. in
                                                                                                      Sequentially
                                                                                                        Numbered
                                                                                                        Form 11-K
     No.                                       Title                                                     Report
-------------        -------------------------------------------------------------------------       --------------
    (23)             Independent Auditors' Consent                                                         21